Exhibit 99.113

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Expressed in United States Dollars)

VOX ROYALTY CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Expressed in United States Dollars)

INDEX

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5 - 16

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

		March 31,	December 31,
	Note	2022	2021
		$	$
Assets
Current assets
Cash and cash equivalents		5,621,565	5,064,802
Accounts receivable		1,136,284	545,494
Prepaid expenses		313,012	377,160
Investments	4	1,122,412	2,150,499
Total current assets		8,193,273	8,137,955
Non-current assets
Royalty, stream and other interests	5	17,318,963	17,625,689
Intangible assets	6	1,493,363	1,539,248
Deferred royalty acquisitions		2,529	2,529
Total assets		27,008,128	27,305,421
Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	832,526	1,129,807
Income taxes payable		592,039	395,331
Derivative and other liabilities	10	397,461	403,610
Total current liabilities		1,822,026	1,928,748
Non-current liabilities
Derivative and other liabilities	10	2,615,027	2,924,062
Deferred taxes payable		1,650,074	1,742,936
Total liabilities		6,087,127	6,595,746
Equity
Share capital	8	44,081,237	43,648,023
Equity reserves	9	1,205,642	1,163,397
Deficit		(24,365,878)	(24,101,745)
Total equity		20,921,001	20,709,675
Total liabilities and equity		27,008,128	27,305,421

Commitments and contingencies (Note 14)
Subsequent events (Note 19)

Approved by the Board of Directors on May 24, 2022

Signed	“Kyle Floyd”	, Director	Signed	“Robert Sckalor”	, Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

		Three months	Three months
		ended	ended
	Note	March 31, 2022	March 31, 2021
		$	$
Revenue
Royalty revenue		1,155,935	539,980
Other revenue		315,084	-
Total revenue	16	1,471,019	539,980
Cost of sales
Depletion	5	(306,726)	(60,709)
Gross profit		1,164,293	479,271
Operating expenses
General and administration	11, 13	(1,212,998)	(1,233,729)
Share-based compensation	9, 10, 13	(239,663)	(164,863)
Total operating expenses		(1,452,661)	(1,398,592)
Loss from operations		(288,368)	(919,321)
Other income (expenses)
Realized loss on investments	4	(156,538)	-
Unrealized loss on investments	4	(40,309)	-
Other income	12	348,669	301,904
Loss before income taxes		(136,546)	(617,417)
Income tax expense	17	(103,846)	-
Net loss and comprehensive loss		(240,392)	(617,417)
Weighted average number of shares outstanding
Basic and diluted		39,507,127	32,993,414
Loss per share
Basic and diluted		(0.01)	(0.02)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

			Additional
	Number of	Share	Paid-in	Equity		Total
	Shares	Capital	Capital	Reserves	Deficit	Equity
	#	$	$	$	$	$
	(Note 8)	(Note 8)	(Note 8)	(Note 9)
Balance, December 31, 2020	32,412,324	3,241	29,147,603	3,878,964	(19,112,235)	13,917,573
Share issuance for cash	5,615,766	562	11,981,692	-	-	11,982,254
Share issue costs	-	-	(970,195)	-	-	(970,195)
Shares issued for acquisition of royalties	252,878	25	636,826	-	-	636,851
Exercise of RSUs	90,794	9	187,966	(187,975)	-	-
Share redemption (normal course issuer bid)	(280,800)	(27)	(690,980)	-	-	(691,007)
Share-based compensation	-	-	-	224,527	-	224,527
Net loss and comprehensive loss	-	-	-	-	(617,417)	(617,417)
Balance, March 31, 2021	38,090,962	3,810	40,292,912	3,915,516	(19,729,652)	24,482,586
Balance, December 31, 2021	39,379,199	43,648,023	-	1,163,397	(24,101,745)	20,709,675
Exercise of RSUs	84,474	170,112	-	(170,112)	-	-
Exercise of warrants	103,432	304,471	-	(60,118)	-	244,353
Share redemption (normal course issuer bid)	(21,700)	(41,369)	-	-	(23,741)	(65,110)
Share-based compensation	-	-	-	272,475	-	272,475
Net loss and comprehensive loss	-	-	-	-	(240,392)	(240,392)
Balance, March 31, 2022	39,545,405	44,081,237	-	1,205,642	(24,365,878)	20,921,001

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

	Note	Three months	Three months
		ended	ended
		March 31, 2022	March 31, 2021
		$	$
Cash flows used in operating activities
Net loss for the period		(240,392)	(617,417)
Adjustments for:
Fair value change of embedded derivatives	10	(282,372)	(379,218)
Deferred tax expense	17	(92,862)	-
Foreign exchange gain on cash		48,895	33,694
Share-based compensation	9, 10	239,663	164,863
Amortization	6	45,885	45,885
Depletion	5	306,726	60,709
Realized loss on investments	4	156,538	-
Unrealized loss on investments	4	40,309	-
		222,390	(691,484)
Changes in non-cash working capital:
Accounts receivable		(590,790)	(636,662)
Prepaid expenses		64,148	21,957
Accounts payable and accrued liabilities		(297,281)	737,970
Income tax liability		196,708	-
Net cash flows used in operating activities		(404,825)	(568,219)
Cash flows from (used in) investing activities
Acquisition of royalties	5	-	(3,674,703)
Deferred royalty acquisitions		-	(4,318)
Proceeds from sale of investments	4	831,240	-
Net cash flows from (used in) investing activities		831,240	(3,679,021)
Cash flows from financing activities
Share issuance	8	-	13,354,501
Share redemption (normal course issuer bid)	8	(65,110)	(691,007)
Share issue costs	8	-	(813,383)
Exercise of warrants		244,353	-
Net cash flows from financing activities		179,243	11,850,111
Increase in cash and cash equivalents		605,658	7,602,871
Change in unrealized foreign exchange gain on cash		(48,895)	(33,694)
Cash and cash equivalents, beginning of the period		5,064,802	3,153,958
Cash and cash equivalents, end of the period		5,621,565	10,723,135
Supplemental cash flow information (Note 15)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

1.	Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on February 20, 2018.

The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada.

The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on the OTCQX under the ticker symbol “VOXCF”.

Vox is a mining royalty company focused on building a portfolio of royalties across a diverse mix of precious metals assets. Vox has a unique mandate to opportunistically acquire royalties on quality assets at attractive prices over a diverse portfolio of unde rlying hard rock commodities including precious metals, base and battery metals as well as certain bulk commodities. Precious metals assets currently make up over 70% of the assets underlying the Company’s royalties by royalty count.

The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest risk-adjusted returns in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 45 royalties.

2.	Basis of preparation

(a)	Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS34”), as issued by the International Accounting Standards Board (“IASB”) and apply the same accounting policies and application as disclosed in the annual financial statements for the year ended December 31, 2021. They do not include all of the information and disclosures required by IFRS for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended March 31, 2022 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2022. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2021.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on May 24, 2022.

(b)	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. These unaudited condensed interim consolidated financial statements are presented in United States dollars, unless otherwise indicated.

(c)	Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its three wholly-owned subsidiaries, SilverStream SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d)	Currency translation

Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and all of its subsidiaries. All amounts have been rounded to the nearest dollar, unless otherwise noted.

Foreign currency translation

In preparing the unaudited condensed interim consolidated financial statements of the entity, transactions in currencies other than the Company’s functional currency, are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. All foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end foreign exchange rates are recognized in the consolidated statements of loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

(e)	Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

3.	Significant judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requir es management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2021.

Estimation uncertainty and COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at March 31, 2022, the Company has not recorded any adjustments related to the COVID-19 pandemic.

4.	Investments

As at March 31, 2022 and December 31, 2021, the Company held three investments, which had a total estimated fair value of $1,122,412 and $2,150,499, respectively.

Investment activity for the three months ended March 31, 2022

During the period ended March 31, 2022, the Company sold 3,205,000 common shares of Electric Royalties Ltd. (“Electric”) for total cash proceeds of C$1,057,172 ($831,240). The total realized loss on investment was $156,538.

As at March 31, 2022, Vox holds approximately 5.1% of the issued and outstanding common shares of Electric (December 31, 2021 - 9.4%).

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

5.	Royalty, stream and other interests

As at and for the three months ended March 31, 2022:

		Cost				Accumulated Depletion
										Carrying
Royalty	Country	Opening	Additions	Disposal	Ending	Opening	Depletion	Disposal	Ending	Amount
		$	$	$	$	$	$	$	$	$
Janet Ivy	Australia	2,494,285	-	-	2,494,285	(29,633)	-	-	(29,633)	2,464,652
Koolyanobbing	Australia	2,487,741	-	-	2,487,741	(797,157)	(204,534)	-	(1,001,691)	1,486,050
South Railroad	USA	2,316,757	-	-	2,316,757	(37,581)	(6,184)	-	(43,765)	2,272,992
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	-	953,349
Brits	South Africa	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	(18,587)	(76,898)	-	(95,485)	610,940
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(70,767)	(13,760)	-	(84,527)	391,196
Sulfur Springs/			-	-
Kangaroo	Australia	467,983			467,983	-	-	-	-	467,983
Caves
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	-	311,742
Brauna	Brazil	262,328	-	-	262,328	(37,101)	(5,350)	-	(42,451)	219,877
Montanore	USA	61,572	-	-	61,572	-	-	-	-	61,572
Uley	Australia	212,393	-	-	212,393	-	-	-	-	212,393
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	-	210,701
Other	Australia	1,393,686	-	-	1,393,686	-	-	-	-	1,393,686
Other	Peru	1,500,000	-	-	1,500,000	-	-	-	-	1,500,000
Other	Canada	60,018	-	-	60,018	-	-	-	-	60,018
Total		18,616,515	-	-	18,616,515	(990,826)	(306,726)	-	(1,297,552)	17,318,963

As at and for the year ended December 31, 2021:

		Cost				Accumulated Depletion
										Carrying
Royalty	Country	Opening	Additions	Disposal	Ending	Opening	Depletion	Disposal	Ending	Amount
		$	$	$	$	$	$	$	$	$
Janet Ivy	Australia	-	2,494,285	-	2,494,285	-	(29,633)	-	(29,633)	2,464,652
Koolyanobbing	Australia	1,130,010	1,357,731	-	2,487,741	-	(797,157)	-	(797,157)	1,690,584
South Railroad	USA	-	2,316,757	-	2,316,757	-	(37,581)	-	(37,581)	2,279,176
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	Australia	-	953,349	-	953,349	-	-	-	-	953,349
Brits	South Africa	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	Australia	-	583,612	-	583,612	-	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	-	(18,587)	-	(18,587)	687,838
Lynn Lake (MacLellan)	Canada	-	873,088	-	873,088	-	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(9,338)	(61,429)	-	(70,767)	404,956
Sulfur Springs/
Kangaroo	Australia	467,983	-	-	467,983	-	-	-	-	467,983
Caves
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	-	311,742
Brauna	Brazil	262,328	-	-	262,328	(11,498)	(25,603)	-	(37,101)	225,227
Montanore	USA	-	61,572	-	61,572	-	-	-	-	61,572
Uley	Australia	212,393	-	-	212,393	-	-	-	-	212,393
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	-	210,701
Graphmada	Madagascar	188,437	-	(188,437)	-	-	(2,602)	2,602	-	-
Other	Australia	1,173,883	302,758	(82,955)	1,393,686	-	-	-	-	1,393,686
Other	Peru	500,000	1,000,000	-	1,500,000	-	-	-	-	1,500,000
Other	Canada	-	60,018	-	60,018	-	-	-	-	60,018
Total		8,884,737	10,003,170	(271,392)	18,616,515	(20,836)	(972,592)	2,602	(990,826)	17,625,689

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

Total royalty, stream and other interests include carrying amounts in the following countries:

	March 31,	December 31,
	2022	2021
	$	$
Australia	10,506,329	10,724,623
USA	2,334,564	2,340,748
Canada	933,106	933,106
South Africa	764,016	764,016
Brazil	670,008	675,358
Nigeria	610,940	687,838
Peru	1,500,000	1,500,000
	17,318,963	17,625,689

6.	Intangible assets

Database
$
Cost at:
December 31, 2021	1,837,500
Additions	-
March 31, 2022	1,837,500
Accumulated amortization at:
December 31, 2021	298,252
Additions	45,885
March 31, 2022	344,137
Net book value at:
December 31, 2021	1,539,248
March 31, 2022	1,493,363

7.	Accounts payable and accrued liabilities

	March 31,	December 31,
	2022	2021
	$	$
Trade payable	439,726	196,198
GST payable	86,531	150,832
Accrued liabilities	306,269	782,777
	832,526	1,129,807

8.	Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at March 31, 2022 and at December 31, 2021 is as follows:

	March 31,	December 31,
	2022	2021
	$	$
Issued and outstanding: 39,545,405 (December 31, 2021: 39,379,199) common shares	44,081,237	43,648,023

Share issuances for the three months ended March 31, 2022

On November 18, 2021, the Company renewed its normal course issuer bid (“NCIB”), allowing the Company to purchase up to 1,968,056 common shares during the period of November 19, 2021 through November 18, 2022. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. During the three months ended March 31, 2022, the Company purchased and cancelled 21,700 common shares, purchased at an average share price of C$3.81. The value was allocated $41,369 to share capital and $23,741 to deficit.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

Share issuances for the three months ended March 31, 2021

On March 25, 2021, the Company closed an offering of units with a syndicate of underwriters pursuant to which the underwriters purchased, on a bought deal basis, 5,615,766 units at C$3.00 per share for total gross proceeds of C$16,847,298 ($13,364,507) (the “Offering”). The units were offered pursuant to a final prospectus supplement dated March 22, 2021 to the Company’s short form base shelf prospectus dated October 2, 2020. Each unit issued consisted of one common share of the Company and one half of one share purchase warrant of the Company. In consideration for services provided in connection with the Offering, the underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering. The value of the Offering was allocated $562 to share capital, $11,981,692 to additional paid-in capital, $1,372,247 to derivative and other liabilities and $111,715 to other income (expenses).

Each whole warrant is exercisable to acquire one common share at a price of C$4.50 for a period of 3 years. The warrants have been presented as a derivative liability (see Note 10). The fair value of the warrants on the issuance date was $1,372,247. The fair value of the warrants is based on the BSM option pricing model with the following assumptions: stock price C$2.62 ($2.08), expected dividend yield – 0%, expected volatility – 58%, risk-free interest rate – 0.46% and an expected life of 3 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

On January 21, 2021, the Company issued 252,878 common shares for the purchase of the Breakwater royalty portfolio, for total consideration of C$804,152 ($636,851). The value was allocated $25 to share capital and $636,826 to additional paid-in capital.

Under the Company’s previous NCIB, the Company was able until November 18, 2021, to purchase up to 1,628,289 common shares. The NCIB provided the Company with the option to purchase its common shares from time to time. During the three months ended March 31, 2021, the Company, utilizing its NCIB, purchased and cancelled 280,800 common shares, purchased at an average share price of C$3.11. The value was allocated $27 to share capital and $690,980 to additional paid-in capital.

9. Equity reserves

Warrants

The following summarizes the warrant activity for the three months ended March 31, 2022 and 2021:

	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	C$
Outstanding, beginning of period	251,762	3.00	272,341	3.00
Exercised	(103,432)	3.00	-	-
Outstanding, end of period	148,330	3.00	272,341	3.00
Exercisable, end of period	148,330	3.00	272,341	3.00

The following table summarizes information of warrants outstanding and exercisable as at March 31, 2022:

	Number of		Weighted average
	warrants	Exercise	remaining contractual
Expiry date	outstanding	price	life
	#	C$	Years
April 29, 2022	125,000	3.00	0.08
May 7, 2022	23,330	3.00	0.10
	148,330	3.00	0.08

See Note 10 for additional warrants classified under derivative and other liabilities.

Options

The Company maintains an omnibus long-term incentive plan dated May 19, 2020 (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The maximum number of common shares that are issuable under the Plan is fixed at 20% of the number of common shares issued and outstanding as of May 19, 2020. As at December 31, 2021, the maximum number of common shares that are issuable under the Plan is 6,413,750. The exercise price and vesting terms are determined by the Board of Directors.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

The following summarizes the stock option activity for the three months ended March 31, 2022 and 2021:

	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	$
Outstanding, beginning of period	799,826	3.25	6,000	3.50
Granted	804,158	4.16	20,000	4.00
Expired	-	-	(6,000)	3.50
Outstanding, end of period	1,603,984	3.71	20,000	4.00
Exercisable, end of period	199,957	3.25	13,334	4.00

The following table summarizes information of stock options outstanding as at March 31, 2022:

		Options Outstanding		Options Exercisable
		Number of	Weighted average	Number of	Weighted average
	Exercise	options	remaining	options	remaining
Expiry date	price	outstanding	contractual life	exercisable	contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	799,826	4.25	199,957	4.25
March 9, 2027	4.16	804,158	4.94	-	-
		1,603,984	4.60	199,957	4.25

The Company used the Black-Scholes valuation model (“BSM”) to estimate the grant date fair value of stock options granted during the period using the following weighted average assumptions:

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Expected stock price volatility	35%	58%
Risk-free interest rate	1.65%	0.25%
Expected life	5 years	1.45 years
Grant date share price	$3.09	$2.38
Expected forfeiture rate	-	-
Expected dividend yield	-	-

During the three months ended March 31, 2022, 804,158 stock options were granted and vest in ¼ on each of September 9, 2022, March 9, 2023, September 9, 2023 and March 9, 2024.

In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

Restricted Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non - transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretio n to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the three months ended March 31, 2022, 263,548 RSUs were granted and vest in ¼ on each of September 9, 2022, March 9, 2023, September 9, 2023 and March 9, 2024.

The share-based compensation expense related to the RSUs will be recorded over the vesting period.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

The following summarizes the RSU activity for the three months ended March 31, 2022 and 2021:

	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average fair		average fair
	Number	value	Number	value
	#	$	#	$
Outstanding, beginning of period	581,696	2.13	2,124,906	2.04
Granted	263,548	3.01	116,108	2.40
Exercised	(84,474)	2.01	(90,794)	2.07
Outstanding, end of period	760,770	2.45	2,150,220	2.05
Vested, end of period	74,975	2.31	1,615,202	2.02

10. Derivative and other liabilities
The following summarizes the derivative and other liabilities balance:

	March 31,	December 31,
	2022	2021
	$	$
Warrants	2,363,156	2,645,528
PSUs	649,332	682,144
	3,012,488	3,327,672
Less: current portion	397,461	403,610
Non-current portion	2,615,027	2,924,062

Warrants

The following summarizes the warrant activity for three months ended March 31, 2022 and 2021:

	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	C$
Outstanding, beginning of period	5,097,550	4.50	2,289,667	4.50
Granted	-	-	2,807,883	4.50
Outstanding, end of period	5,097,550	4.50	5,097,550	4.50
Exercisable, end of period	5,097,550	4.50	5,097,550	4.50

The following table summarizes information of warrants outstanding and exercisable as at March 31, 2022:

	Number of		Weighted average
	warrants	Exercise	remaining contractual
Expiry date	outstanding	price	life
	#	C$	Years
May 14, 2023	2,289,667	4.50	1.12
March 25, 2024	2,807,883	4.50	1.99
	5,097,550	4.50	1.60

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

The Company used the BSM to estimate the grant date fair value of warrants during the period using the following weighted average assumptions:

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Expected stock price volatility	47%	58%
Risk-free interest rate	2.27%	0.37%
Expected life	1.60 years	2.60 years
Grant date share price	2.84	1.91
Expected forfeiture rate	-	-
Expected dividend yield	-	-

On February 3, 2021, the Company held a Warrant Holder Meeting (“Meeting”). At the Meeting, the holders of 2,289,667 common share purchase warrants that were originally set to expire on May 14, 2022 (“Warrants”), unanimously voted in favour to amend the Warrants to (a) remove the compulsory call option held by the Company, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months, such that the warrants will now expire on May 14, 2023.

See Note 8 for warrants issuance as part of the Offering on March 25, 2021.

Performance Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non - transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has th e discretion to issue cash or equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

The following summarizes the PSU activity for the three months ended March 31, 2022 and 2021:

	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average fair		average fair
	Number	value	Number	value
	#	$	#	$
Outstanding, beginning of period	787,584	1.36	648,246	1.36
Increase for the period	3,324	1.22	113,574	0.82
Outstanding, end of period	790,908	1.22	761,820	0.82
Vested, end of period	-	-	-	-

The Company used the Monte Carlo simulation model to estimate the grant date fair value of PSUs during the period using the following weighted average assumptions:

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Expected stock price volatility	44%	58%
Risk-free interest rate	2.16%	0.42%
Expected life	0.93 years	1.52 years
Grant date share price	C$ 3.55	C$ 2.40
Expected forfeiture rate	-	-
Expected dividend yield	-	-

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

11. General and administration

The Company’s general and administrative expenses incurred for three months ended March 31, 2022 and 2021 are as follows:

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
	$	$
Corporate administration	367,666	298,430
Professional fees	114,087	160,414
Salaries and benefits	685,360	729,000
Depreciation	45,885	45,885
	1,212,998	1,233,729

12. Other income

The Company’s other income earned for the three months ended March 31, 2022 and 2021 are as follows:

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
	$	$
Fair value change of embedded derivatives	282,372	379,218
Transaction costs related to Offering (Note 8)	-	(111,715)
Foreign exchange gain	63,226	33,543
Interest income	3,071	858
	348,669	301,904

13. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2022 and 2021 are as follows:

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
	$	$
Short-term employee benefits	575,860	556,250
Share-based compensation	160,254	(34,094)
	736,114	522,156

14.  Commitments and contingencies

As at March 31, 2022, the Company did not have any right-of-use assets or lease liabilities.

The Company is committed to minimum annual lease payments for its premises, which renews on a quarterly basis and certain consulting agreements, as follows:

April 1, 2022
to
March 31, 2023
$
Leases	12,980
Consulting agreements	28,159
41,139

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Janet Ivy(1)	2,248,079
Brits(1)	1,250,000
Bullabulling(2)	749,360
Koolyanobbing	562,020
Uley(1)	164,859
4,974,318

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.

15.  Supplemental cash flow information

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
	$	$
Change in accrued royalty acquisition costs	-	1,359,406
Change in accrued deferred royalty acquisitions	-	148,373
Change in accrued share issue costs	-	156,812
Share issuance for royalty acquisition costs	-	636,851

16.  Segment information

For the three months ended March 31, 2022 and 2021, the Company operated in one reportable segment being the acquisition of royalty interests.

For the three months ended March 31, 2022 and 2021, revenues generated from each geographic location is as follows:

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
	$	$
Australia	741,678	471,580
Brazil	17,757	13,481
Nigeria	380,995	-
USA	15,505	-
Canada	315,084	54,919
Total	1,471,019	539,980

The Company has the following non-current assets in nine geographic locations:

	March 31,	December 31,
	2022	2021
	$	$
Australia	10,506,329	10,724,623
USA	2,334,564	2,340,748
Peru	1,500,000	1,500,000
Cayman Islands	1,495,892	1,541,777
Canada	933,106	933,106
South Africa	764,016	764,016
Brazil	670,008	675,358
Nigeria	610,940	687,838
Total	18,814,855	19,167,466

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial
Statements For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

17.  Income taxes

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
	$	$
Current tax expense	196,708	-
Deferred tax recovery	(92,862)	-
Income tax expense	103,846	-

18.  Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the three months ended March 31, 2022 and the year ended December 31, 2021.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at March 31, 2022, the Company had cash and cash equivalents of $5,621,565 (December 31, 2021 - $5,064,802) and working capital of $6,371,247 (December 31, 2021 - $6,209,207).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because o f changes in foreign exchange rates. The Company is subject to foreign exchange risk related to cash in Canadian dollars, with a value of C$3,922,696 ($3,139,162), investments held in Canadian dollars, with an estimated fair value of C$1,402,566 ($1,122,412), and derivative and other liabilities held in Canadian dollars, with an estimated fair value of C$3,764,406 ($3,012,488) as at March 31, 2022. The Company is therefore subject to gains and losses due to fluctuations in the related currency relative to the US dollar. As at March 31, 2022, a 10% change in the Canadian dollar, would have an impact of $313,000, $112,000 and $301,000, on cash, investments and derivative and other liabilities, respectively, and on the unaudited condensed interim consolidated statement of loss and comprehensive loss.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious and/or base metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of the derivative and other liabilities were estimated based on the assumptions disclosed in Note 10.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial

Statements For the three months ended March 31, 2022 and 2021

(Expressed in United States Dollars)

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2022 and December 31, 2021, the Company does not have any financial instruments measured at fair value after initial recognition, except for investments, which are estimated using Level 1 inputs, and derivative and other liabilities, which are estimated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at March 31, 2022:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	1,122,412	-	-	1,122,412
Derivative and other liabilities	-	-	(3,012,488)	(3,012,488)
	1,122,412	-	(3,012,488)	(1,890,076)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at March 31, 2022 and December 31, 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

	March 31,	December 31,
	2022	2021
	$	$
Balance, beginning of year	3,327,672	1,042,642
Issuance of Offering warrants (Note 10)	-	1,372,247
Change in valuation of financing warrants (Note 10)	(282,372)	517,971
Share-based compensation expense on PSUs (Note 10)	(32,812)	394,812
Balance, end of period	3,012,488	3,327,672

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at March 31, 2022, the capital structure of the Company consists of $20,921,001 (December 31, 2021 - $20,709,675) of total equity, comprising of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

19. Subsequent events

On April 26, 2022, Vox entered into a sale and purchase agreement with a subsidiary of Nuheara Limited (“Terrace Gold”), to acquire all of Terrace Gold’s rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino royalty. The upfront consideration issued to Nuheara Limited will be US$50,000 in common shares of the Company, subject to the approval of the TSX Venture Exchange. A further payment of US$450,000 is payable, in cash or common shares of the Company (at the Company’s sole election), following the registration of the El Molino royalty rights on the applicable mining title in Pe ru and the satisfaction of other customary completion conditions.

On April 27, 2022, Vox completed the acquisition of a portfolio of two royalties from a private South African registered company (the “SA Vendor”). The royalties include a 1.0% gross receipts royalty over the Dwaalkop Project and a 0.704% gross receipts royalty over the Messina Project, which collectively cover the full extent of the Limpopo PGM Project (“Limpopo”). The upfront consideration issued to the SA Vendor was C$1,500,000, settled by the issuance of 409,500 common shares of the Company. The Company will make additional cash payments or issue additional common shares (at Vox’s sole election) of up to C$8,900,000 upon achievement of certain production milestones at Limpopo.